Mail Stop 3561

February 23, 2010

By Facsimile and U.S. Mail

Mr. Alfred A. Plamann
President and Chief Executive Officer
Unified Grocers, Inc.
5200 Sheila Street
Commerce, CA 90040

> **Re:** **Unified Grocers, Inc.**
> **Form 10-K for the Fiscal Year Ended October 3, 2009**
> **Filed December 17, 2009**
> **Form 10-Q for the Fiscal Quarter Ended January 2, 2010**
> **Filed February 16, 2010**
> **File No. 0-10815**

Dear Mr. Plamann:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in future filings, as appropriate. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended October 3, 2009

Item 1. Business
Company Structure and Organization
Products, page 2

1.   We note from your disclosure of a wide selection of food products that include fresh and frozen meat, produce, dairy and poultry items along with other general merchandise and bakery etc. We also note your disclosure that you offer certain other support services,

including insurance and financing, promotional planning, retail technology, equipment purchasing and real estate services. As such, please state for each period presented the amount or percentage of the total revenues contributed by any class of similar products or services exceeding 10% or more of the consolidated revenues. Refer to Item 101 (C (1)(i) of Regulation S-K. Similarly, please revise Note 15 – Segment Reporting to provide the enterprise-wide disclosures as required by FASB ASC Topic 280-10-50-38 or explain to us why you are required to do so.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

2.   Please revise your tabular presentation to include purchase obligations and other long-term liabilities as reflected on your consolidated balance sheet or disclose why these obligations are excluded from the table. Please refer to Item 303(a)(5) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 56

3.   Tell us the nature and the components of line item "long term liabilities, other" as reported in the consolidated balance sheets. To the extent that each component exceeds five percent of the total liabilities, it should be separately stated on the face of the consolidated balance sheets. Refer to Rule 5-02.24 of Regulation S-X.

Notes to Consolidated Financial Statements

1. Basis of Presentation and Summary if Significant Accounting Policies, page 62

Vendor Funds, page 67

4.   We note your disclosures that "[t]he Company adheres to ASC 605, which requires manufacturers' sales incentives offered directly to consumers that do not meet certain criteria to be reflected as a reduction of revenues in the financial statements of a reseller… certain discounts and allowances negotiated by the Company on behalf of its Members are classified as a reduction in cost of sales with a corresponding reduction in net sales." In this regard, please tell us and clarify in your disclosures the situation(s) in which you reflected the manufacturers' sales incentives as a reduction of revenues in your financial statements. Explain to us why such presentation is appropriate in these situations.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings included all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or the undersigned at (202) 551-3377, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Andrew Mew
Accounting Branch Chief